UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 8, 2004

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition" and also under Item 7.01 "Regulation FD Disclosure." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 8, 2004, Independence Holding Company issued a press release announcing 2004 Third Quarter and Record Nine Months Operating Results. A copy of which is attached as Exhibit 99.1.

Item 7.01 Regulation FD Disclosure.

See reference to Item 2.02 "Results of Operations and Financial Condition."

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

Exhibit 99.1   Press release of Independence Holding Company dated November 8, 2004, reporting 2004 Third Quarter and Record Nine Months Operating Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

Date: <u>November 8, 2004</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www: Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES 2004 THIRD QUARTER AND RECORD NINE MONTHS OPERATING RESULTS

Stamford, Connecticut, November 8, 2004. Independence Holding Company (NYSE: IHC) today reported 2004 third quarter and record nine months operating results.

Operating Results

Net income increased 23% to $5,546,000, or $.38 per share, diluted, for the third quarter of 2004 from $4,493,000, or $.32 per share, diluted, for the third quarter of 2003. Net income from operations (excluding net securities gains and losses) increased 6% in the third quarter of 2004 to $4,888,000, or $.34 per share, diluted, compared to $4,598,000, or $.32 per share, diluted, for the third quarter of 2003. Revenues increased 23% to $58,672,000 from $47,595,000.

Net income increased 19% to $16,596,000, or $1.16 per share, diluted, for the nine months ended 2004 from $13,888,000, or $.97 per share, diluted, for the nine months ended 2003. Net income from operations (excluding net securities gains and losses) increased 11% in the nine months ended 2004 to $15,076,000, or $1.05 per share, diluted, compared to $13,545,000, or $.95 per share, diluted, for the nine months ended 2003. Revenues increased 22% to $169,217,000 from $138,171,000.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with our third quarter results considering a somewhat softer rate environment in the medical-stop-loss market and the increase in pre-tax expenses related to compliance with Sarbanes Oxley Act of 2002 of $389,000 and $627,000, respectively, for the three months and nine months ended September 30, 2004. We continue to make progress in our new strategic health initiatives division, and we anticipate rolling out new products in the first quarter of 2005. Subsequent to September 30, we increased the Company's liquidity by issuing an additional $15 million of Trust Preferred Securities due in 30 years without amortization.

IHC's 40% interest in the common stock of AMIC is burdened twice by income tax provisions: (i) by a non-cash provision for taxes recorded by AMIC on its income statement even though AMIC does not pay Federal income taxes, except for alternative minimum taxes, due to net operating loss carryforwards; and (ii) by an additional deferred tax provision at the IHC level which is not payable unless IHC were to sell its interest in AMIC or receive taxable dividends from AMIC. This burden amounted to $1,639,000 in the first nine months of 2004 and $681,000 in the first nine months of 2003."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its subsidiaries, Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. and its affiliate, American Independence Corp. Standard Life markets medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
THIRD QUARTER REPORT
SEPTEMBER 30, 2004
(In thousands except per share data)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2004	2003	2004	2003
Revenues	$ 58,672	$ 47,595	$ 169,217	$ 138,171
Net Income:				
Net income from operations (excluding net securities gains (losses))	$ 4,888	$ 4,598	$ 15,076	$ 13,545
Net securities gains (losses)	658	(105)	1,520	343
Net income	$ 5,546	$ 4,493	$ 16,596	$ 13,888
Basic Income Per Common Share:				
Net income from operations (excluding net securities gains (losses))	$ .34	$ .33	$ 1.07	$ .97
Net securities gains (losses)	.05	(.01)	.11	.02
Net income	$ .39	$ .32	$ 1.18	$ .99
Weighted average basic common shares	14,186	13,910	14,036	13,981
Diluted Income Per Common Share:				
Net income from operations (excluding net securities gains (losses))	$ .34	$ .32	$ 1.05	$ .95
Net securities gains (losses)	.04	-	.11	.02
Net income	$ .38	$ .32	$ 1.16	$ .97
Weighted average diluted common shares	14,532	14,238	14,359	14,252

NOTES:

Net income from operations consists of net income excluding after-tax securities gains and losses. The Company excludes after-tax securities gains and losses, as fluctuations in such items reflect changes in interest rates and the timing of security sales, and therefore are not always indicative of the Company's core insurance operations.

As of September 30, 2004, there were 14,182,496 common shares outstanding, net of treasury shares.

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